As filed with the Securities and Exchange Commission on June 23, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

STRATEX NETWORKS, INC.

(Name of Subject Company (Issuer))

STRATEX NETWORKS, INC.

(Name of Filing Persons (Offeror))

Certain Options Under the Digital Microwave Corporation 1994 Stock Incentive Plan,
the Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan,
the Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan,
the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan
and the Stratex Networks, Inc. 2002 Stock Incentive Plan
(Title of Classes of Securities)

86279T 10 9
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Carl A. Thomsen
Senior Vice President, Chief Financial Officer
and Secretary
Stratex Networks, Inc.
120 Rose Orchard Way
San Jose, California 95134
(408) 943-0777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stratex Networks, Inc. 120 Rose Orchard Way San Jose, California 95134 (408) 943-0777	MORRISON & FOERSTER LLP 755 Page Mill Road Palo Alto, California 94304 (650) 813-5600 Attn: Justian Bastian

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$5,204,699	$422.00

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,561,236 shares of common stock of Stratex Networks, Inc. having an aggregate value of $5,204,699 as of June 30, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $80.90 per $1,000,000 of the value of the transaction.

     [  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

     [  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (A)(1)
EXHIBIT (A)(2)
EXHIBIT (A)(3)
EXHIBIT (A)(4)
EXHIBIT (A)(5)
EXHIBIT (A)(6)
EXHIBIT (A)(7)
EXHIBIT (A)(8)
EXHIBIT (A)(9)
EXHIBIT (D)(1)
EXHIBIT (D)(2)
EXHIBIT (D)(3)
EXHIBIT (D)(4)
EXHIBIT (D)(5)
EXHIBIT (D)(6)
EXHIBIT (D)(7)
EXHIBIT (D)(8)
EXHIBIT (D)(9)
EXHIBIT (D)(10)
EXHIBIT (D)(11)

Item 1. Summary Term Sheet.

     The information set forth under “Summary of Terms” in the Offer to Exchange, dated June 23, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)     The name of the issuer is Stratex Networks, Inc., a Delaware corporation (the “Company”). The address of its principal executive offices is Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, California 95134, and the telephone number is (408) 943-0777. The information set forth in the Offer to Exchange under Section 9 (“Information About Stratex Networks, Inc.”) is incorporated herein by reference.

     (b)     This Tender Offer Statement on Schedule TO relates to an offer by the Company to Eligible Employees to exchange certain options outstanding under the Digital Microwave Corporation 1994 Stock Incentive Plan (the “1994 Plan”), the Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan (the “1996 Plan”), the Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan (the “1998 Plan”), the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan (the “1999 Plan”), the Stratex Networks, Inc. 2002 Stock Incentive Plan (the “2002 Plan”) and all other stock option or incentive plans assumed by the Company in connection with a merger, acquisition or other similar transaction (the “Legacy Plans”), to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), having an exercise price per share of more than $6.00 (with certain exceptions) and granted after July 1, 1995 (the “Options”) for new options (the “Replacement Options”) to purchase shares of Common Stock to be granted pursuant to the same stock incentive plan under which the tendered options were originally granted upon the terms and subject to the conditions described in the Offer to Exchange, attached hereto as Exhibit (a)(1). Notwithstanding the foregoing, Replacement Options intended to replace options issued under Legacy Plans shall be granted under the 2002 Plan. The information set forth in the Offer to Exchange under Section 2 (“Number of Options; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

     (c)     The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     Stratex Networks, Inc. is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The name and address of each executive officer, director and controlling person of Stratex Networks, Inc. is set forth in Schedule B of the Offer to Exchange, which is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)     The information set forth in the Offer to Exchange under “Summary of Terms,” Section 1 (“Eligible Employees”), Section 2 (“Number of Options; Expiration Date”), Section 4 (“Procedures for Participating in the Offer”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 18 (“Extension of Offer; Termination; Amendment”), and Schedule A (“Conditions of this Offer”) is incorporated herein by reference.

     (b)     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)     The information set forth in the Offer to Exchange under Section 3 (“Purpose of this Offer”) is incorporated herein by reference.

     (b)     The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c)     The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)     The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 19 (“Fees and Expenses”) is incorporated herein by reference.

     (b)     The information set forth in the Offer to Exchange under Schedule A (“Conditions of this Offer”) is incorporated herein by reference.

     (d)     Not applicable.

Item 8. Interest in Securities of the Subject Company.

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     Not applicable.

Item 10. Financial Statements.

     The information set forth in the Offer to Exchange under Section 9 (“Information About Stratex Networks, Inc.”) and Section 20 (“Additional Information”), and on pages 18 through 49 of Exhibit 13.1 of the Company’s Annual Report on Form 10-K for the year ended March 31, 2003.

Item 11. Additional Information.

     (a)     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b)     The information set forth in the Offer to Exchange under Section 21 (“Additional Information”) is incorporated herein by reference.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange, dated June 23, 2003

	(2)	Form of Letter of Transmittal

	(3)	Form of Announcement Regarding Fiscal Year 2004 Compensation Program

	(4)	Form of Email to Eligible Option Holders

	(5)	Form of Letter of Withdrawal

	(6)	Form of Confirmation of Receipt of Letter of Transmittal

	(7)	Form of Reminder of Approaching Expiration of Option Period

	(8)	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

(9)	Question and Answer Document for Employees of Stratex Networks, Inc.

(10)	Stratex Networks, Inc. Definitive Proxy Statement for its Annual Meeting of Stockholders held July 15, 2003, filed with the Securities and Exchange Commission on June 10, 2003 and incorporated herein by reference

(11)	Stratex Networks, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2003, filed with the Securities and Exchange Commission on May 19, 2003 and incorporated herein by reference (Commission File No. 0-15895)

(b)	Not applicable.

(d)	(1)	Digital Microwave Corporation 1994 Stock Incentive Plan

	(2)	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1994 Stock Incentive Plan

	(3)	Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan

	(4)	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan

	(5)	Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan

	(6)	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan

	(7)	DMC Stratex Networks, Inc. 1999 Stock Incentive Plan

	(8)	Form of Option Agreement Pursuant to the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan

	(9)	Stratex Networks, Inc. 2002 Stock Incentive Plan

	(10)	Form of Option Agreement Pursuant to the Stratex Networks, Inc. 2002 Stock Incentive Plan

	(11)	New Zealand Tax Implications for Stock Option Grants

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

STRATEX NETWORKS, INC.

By:	/s/ Carl A. Thomsen

Senior Vice President, Chief Financial Officer and Secretary

Date: June 23, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated June 23, 2003

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Announcement Regarding Fiscal Year 2004 Compensation Program

(a)(4)	Form of Email to Eligible Option Holders

(a)(5)	Form of Letter of Withdrawal

(a)(6)	Form of Confirmation of Receipt of Letter of Transmittal

(a)(7)	Form of Reminder of Approaching Expiration of Option Period

(a)(8)	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

(a)(9)	Question and Answer Document for Employees of Stratex Networks, Inc.

(a)(10)	Stratex Networks, Inc. Definitive Proxy Statement for its Annual Meeting of Stockholders to be held July 15, 2003, filed with the Securities and Exchange Commission on June 10, 2003 and incorporated herein by reference

(a)(11)	Stratex Networks, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2003, filed with the Securities and Exchange Commission on May 19, 2003 and incorporated herein by reference (Commission File No. 0-15895)

(d)(1)	Digital Microwave Corporation 1994 Stock Incentive Plan

(d)(2)	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1994 Stock Incentive Plan

(d)(3)	Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan

(d)(4)	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan

(d)(5)	Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan

(d)(6)	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan

(d)(7)	DMC Stratex Networks, Inc. 1999 Stock Incentive Plan

(d)(8)	Form of Option Agreement Pursuant to the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan

(d)(9)	Stratex Networks, Inc. 2002 Stock Incentive Plan

(d)(10)	Form of Option Agreement Pursuant to the Stratex Networks, Inc. 2002 Stock Incentive Plan

(d)(11)	New Zealand Tax Implications for Stock Option Grants